OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden
hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING <u>01/01/2025</u> AND ENDING <u>12/31/2025</u>

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Elm Capital USA Limited**

TYPE OF REGISTRANT (check all applicable boxes):
- ☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

Southwest House, 11A Regent Street

(No. and Street)

London   **SW1Y 4LR**

(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Etienne Deshormes 00442079018940   edeshormes@elmcapital.com

(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Morris & Morris, P.C.

(Name – if individual, state last, first, and middle name)

32 Kearney Road   **Needham Heights**   **MA**   **02494**

(Address)   (City)   (State)   (Zip Code)

01/06/2010   **4066**

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Etienne Deshormes _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Elm Capital USA Limited _____, as of 12/31 _____, 2 025 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:
Etienne Deshormes   Digitally signed by Etienne Deshormes
Date: 2026.02.26 10:18:06 Z
_____

Title:
COO, CEO
_____

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Elm Capital USA Limited

Financial Statements

For the Year Ended December 31, 2025

Contents



Report of Independent Registered Public Accounting Firm

February 18, 2026

TO THE MEMBER OF
ELM CAPITAL USA LIMITED
Southwest House
11A Regent Street
London SWIY4LR

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Elm Capital USA Limited (the "Company") as of December 31, 2025, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.





Report of Independent Registered Public Accounting Firm
(Continued)

TO THE MEMBER OF
ELM CAPITAL USA LIMITED
February 18, 2026
Page 2

Supplemental Information

The information contained in Schedule I - Computation of Net Capital Under Rule 15c 3-1 of the Securities and Exchange Commission ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Morris & Morris, P.C.
Certified Public Accountants
We have served as the Company's auditor since 2024.
Needham Heights, MA 02494

Elm Capital USA Limited
Statement of Financial Condition
For the year ended December 31, 2025

Assets

Current assets:
Cash & cash equivalents	$	41,460
Accounts Receivable		124,424
Prepaid expenses		2,554
Total Assets	$	168,438

Liabilities and Member's Equity

Current liabilities:
Accounts payable and accrued expenses	$	27,565
Total liabilities		27,565
Member's equity		140,873
Total Liabilities and Member's Equity	$	168,438

```
                              Elm Capital USA Limited
                              Statement of Operations
                        For the year ended December 31, 2025
```

Revenues:
    Fee Income $ 216,895

        Total Operating revenue   216,895

Expenses:
    Employee compensation and benefits (related party)   176,813
    Regulatory fees   3,558
    Occupancy and equipment rental (related party)   10,538
    Other Expenses   15,302
    Professional fees   38,400

        Total Operating expenses   244,611

Other Income:
    Gain/(Loss) Exchange rate   857

        Total Other Income   857

Net loss before Income taxes   (26,859)

Income tax (foreign)   -

Net Loss $ (26,859)

Elm Capital USA Limited
Statement Of Changes In Member's Equity
For the year ended December 31, 2025

Beginning Member's equity	$ 167,732
Net loss	(26,859)
Non-cash capital addition	–
Member's equity, December 31, 2025	$ 140,873

Elm Capital USA Limited
Statement Of Cash Flows
For the year ended December 31, 2025

Cash flows from operating activites:		
Net loss	$	(26,859)
Changes in operating assets and liabilities:		
(Increase) decrease in:		
Accounts Receivable		23,678
Prepaid expenses		(299)
Increase (decrease) in:		
Accounts payable and accrued expenses		2,051
Net cash provided by operating activities		(1,429)
Cash flows from financing activites:		
Capital addition or withdrawal		-
Net cash (used) by financing activities		-
Net decrease in cash		(1,429)
Cash, beginning		42,889
Cash, ending	$	41,460
Cash paid during the year for:		
Interest	$	-
Taxes	$	-

Elm Capital USA Limited
Notes to Financial Statements
For the Year Ended December 31, 2025

1. NATURE OF BUSINESS

Elm Capital USA Limited (the company) is a United Kingdom private
limited company incorporated on May 20, 2010. The Company advises
private equity funds and private equity advisors. It specializes in
advising General Partners in fundraising and provides advisory
services for the secondary sales of private equity funds, companies
portfolio of funds and portfolio of companies. The Company operates
in the United States of America as a member of FINRA, which they
became on January 28, 2011. They are also an appointed
representative of Elm Capital Associates Ltd (a UK limited company)
in the UK.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting
principles generally accepted in the United States requires management
to make estimates and assumptions that affect the reported amounts of
assets and liabilities at the date of the financial statements and the
reported amounts of revenues and expenses during the reported period.
Actual results could differ from those estimates.

Income Taxes

There is a provision for income taxes. The Company will file income
tax returns in the United Kingdom. The Company recognizes and
measures its unrecognized tax benefits in accordance with FASB ASC
740, Income Taxes. Under that guidance the company assess the
likelihood, based on their technical merit, that tax positions will
be sustained upon examination based on the facts, circumstances and
information available at the end of each period. The measurement of
unrecognized tax benefits is adjusted when new information is
available or when an event occurs that requires a change.

Basis of Accounting

The accompanying financial statements are prepared in accordance with
accounting principals generally accepted in the U.S. (GAAP) on the
accrual basis of accounting.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts in the United
Kingdom. The company has not experienced any losses in such accounts.

3. CASH AND CASH EQUIVALENTS

   For the purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. The Company places its temporary cash investments with high credit quality financial institutions. At times such investments may be in excess of the Federal insurance Deposit Corporation (FDIC) insurance limit.

4. NET CAPITAL

   As a broker/dealer, the company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital computed under 15c3-1 was $12,417 at December 31, 2025, which exceeds required net capital of $5,000 by $7,417. The ratio of aggregate indebtedness to net capital at December 31, 2025 was 2.22 to 1.0.

5. REVENUE RECOGNITION POLICY

   Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. Fees received prior to the completion of the performance obligation are recorded as deferred revenue on the statement of financial condition until such time when the performance obligation is met.

6. SUBSEQUENT EVENTS

   Management has evaluated subsequent events through February 17, 2026, the date on which the financial statements were available to be issued.

7. CONCENTRATIONS IN SALES

   In 2025, one client accounted for 100% of total revenues.

8. RELATED PARTY TRANSACTIONS

Certain expenses are shared with the Company's affiliate, Elm Capital
Associates Limited. These expenses are rent, office expenses, other
general and administrative expenses and salaries. For the year ended
December 31, 2025, $198,032 shared expenses were incurred and offset
against prior receivables from the affiliate. At December 31, 2025
the Company owed it's affiliate $0.

Elm Capital USA Ltd (the Company) and Elm Capital Associates Ltd are
both entirely owned by Elm Capital Holding Ltd. As of December 31,
2025, Etienne Deshormes beneficially owned 69.2% of Elm Capital
Holding Ltd.

For the year ended December 31, 2025 $216,895 of the fee income was
earned from Elm Capital Associates Ltd. The company had outstanding
accounts receivable of which $124,424 was due from Elm Capital
Associates LTD.

9. ACCOUNTS RECEIVABLE

Accounts receivable is recorded at the amount the company expects to
collect on balances outstanding at year-end. The members closely
monitor outstanding balances and write off, as of year-end, all
balances over a year old that have not been collected by the time the
financial statements are issued.

10. INCOME TAXES

The Company pays consolidated income taxes with its parent. The
components of current income tax expense for the year ended December
31, 2025 is as follows:

	2024	2025	Total
Foreign (UK)	$0	$0	$0

11. FAIR VALUE OF FINANCIAL INSTRUMENTS

The company's financial instruments are cash and cash equivalents and
accounts receivable. The recorded values of cash and cash
equivalents and accounts receivable approximate their fair values
based on their short-term nature.

Elm Capital USA Limited
Notes to Financial Statements
Year Ended December 31, 2025

12. FOREIGN CURRENCY CONVERSION

Transactions are converted into U.S. dollars on the transaction date. Foreign exchange gain or loss is recorded on the date the revenue is received and expenses are paid. Certain balance sheet accounts were converted as of December 31, 2025.

13. EXPENSE SHARING AGREEMENT

There is an expense sharing agreement between an affiliate (Elm Capital Associates Limited) and the Company for rent, other general and administrative costs and salaries. The Company is responsible for paying ordinary and necessary costs of a broker dealer including legal and audit fees, FINRA and state registration fees, SIPC, insurance, bonding premiums, employee commissions or variable compensation.

14. COMMITMENTS & CONTINGENCIES

The firm has no commitments or contingencies at December 31, 2025.

15. EXEMPTION FROM RULE 15c3-3

The Company does not claim an exemption under paragraph (k)of 17 C.F.R. § 240. 15c3-3. The Company is relying on Footnote 74 of the SEC Release No.34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

The Company did not maintain possession or control of any customer funds or securities from inception through December 31, 2025.

16. FINANCIAL INSTRUMENTS-CREDIT LOSSES

On January 1, 2023, the Company adopted Accounting Standards Update
(ASU) 2016-23. Financial Instruments - Credit Losses (Topic 326):
Measurement of credit Losses on Financial Instruments, as amended,
which modifies the measurement of expected credit losses on financial
assets. The most significant change in the standard is the shift
from the incurred loss model to expected loss model. Under the
standards, disclosures are required to provide information useful in
analyzing the Company's exposure to credit risk and measurement of
credit losses. Financial assets held by the Company that are subject
to Topic 326 were trade accounts receivable.

The adoption of this Standard did not have a material impact on the
Company's financial statements and primarily resulted in new
disclosures only.

17. RECENT ACCOUNTING PRONOUNCEMENTS

In November 2023, the FASB issued ASC Update No. 2023-07, Segment
Reporting (Topic 280): Improvements to Reportable Segment
Disclosures. Update No. 2023-07 requires companies to disclose
segment data based on how management makes decisions about allocating
resources to segments and evaluating performance. The Company
conducts its business activities and reports financial results as a
single reportable segment. Using the management approach, qualitative
and quantitative criteria established by ASC 280, the Company is
considered to be a single reportable segment. The CEO of the Company
serves as Chief Operating Decision Maker, which makes decisions about
allocating resources and assessing performance in a manner consistent
with the way the Company operates its business and presents their
financial results. The significant expenses of the segment are
reported in the accompanying statement of operations of this report.

SUPPLEMENTARY INFORMATION

Elm Capital USA Limited
Supplemental Schedule I
For the year ended December 31, 2025
Uniform Capital Rule 15c3-1

Member's equity	$ 140,873
Non-allowable assets:	
Accounts Receivable	124,424
Prepaid expenses	2,554
Net capital before haircuts	13,895
Haircuts on securities	-
Haircuts on Foreign Currency	1,478
Net capital	12,417
Minimum capital requirements the greater of 6-2/3%	
aggregate indebtedness of $35,501 or $5,000	5,000
Excess net capital	$ 7,417
Ratio of aggregate indebtedness to net capital	2.22 to 1
Aggregate Indebtedness	
Accounts payable and accrued expenses	$ 27,565
Total aggregate indebtedness	$ 27,565

There are no material differences between the computation of net capital
presented above and thecomputation of net capital in the Company's
unaudited Form X-17A-5, Part II-A filing as of December 31, 2025.



REVIEW REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EXEMPTION REPORT

February 18, 2026

TO THE MEMBER OF ELM CAPITAL USA LIMITED
Southwest House
11A Regent Street
London SWIY4LR

We have reviewed management's statement, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Elm Capital USA Limited (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240 15c3-3, and (2) Elm Capital USA Limited (the Company) is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to (1) broker selling tax shelters or limited partnerships in primary distributions; (2) broker selling tax shelters or limited partnerships in secondary markets.

In addition, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended December 31, 2025, without exception.

Elm Capital USA Limited's management is responsible for compliance with the provisions contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240. 17a-5, and related SEC Staff Frequently Asked Question.

Certified Public Accountants



Elm Capital USA Limited Exemption Report

Elm Capital USA Limited (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers").

This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3- 3, and
2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to:
   a. Broker selling tax shelters or limited partnerships in primary distributions
   b. Broker selling tax shelters or limited partnerships in secondary markets

and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Elm Capital USA Limited

I, Etienne Deshormes, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Signed by:

Etienne Deshormes

D9A9071E6AB1468

09-Feb-2026 | 2:00 PM GMT

Etienne Deshormes

Date

CEO